UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2008.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                          to

Commission file number 1-4422

A.           Full title of the plan and address of the plan, if different from that of issuer named below:

ROLLINS, INC.

ROLLINS 401(k) PLAN

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

ROLLINS, INC.

2170 PIEDMONT ROAD, N.E.

ATLANTA, GA  30324

Rollins 401(k) Plan

Financial Statements

Years ended December 31, 2008 and 2007

Note:  Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the Rollins 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Rollins 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended
December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Windham Brannon, P.C.

Atlanta, Georgia

June 17, 2009

Rollins 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
ASSETS
INVESTMENTS, at fair value:
Mutual funds	$67,130,344	$96,843,739
Common stock	58,135,178	60,671,241
Investment in Master Trust	0	34,896,585
Synthetic Guaranteed Investment Contract	44,894,354	0
Participant loans	6,082,179	6,455,384
Total Investments	176,242,055	198,866,949

CONTRIBUTIONS RECEIVABLE:
Employee contribution receivable	150,601	1,197
Employer contribution receivable	3,168,386	3,054,405
Total Contribution Receivable	3,318,987	3,055,602
Total Assets	179,561,042	201,922,551

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	179,561,042	201,922,551
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE RELATING TO FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(611,396)	(145,622)
NET ASSETS AVAILABLE FOR BENEFITS	$178,949,646	$201,776,929

The accompanying notes are an integral part of these financial statements.

Rollins 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For The Year Ended December 31, 2008

INVESTMENT INCOME:
Net change in fair value of Rollins, Inc. common stock	$(3,058,151)
Net change in fair value of mutual funds	(33,786,097)
Net gain from investment in Master Trust	1,337,830
Net change in contract value of the Synthetic GIC	529,265
Dividend income on Rollins, Inc. common stock	809,994
Interest income on participant loans	549,867
Total Investment Income (Loss)	(33,617,292)

CONTRIBUTIONS:
Participants	15,740,621
Employer	7,465,900
Rollovers	2,985,854
Total Contributions	26,192,375
(7,424,917)

DEDUCTIONS
Distributions to participants	17,319,255
Participant transaction charges	45,143
Total Deductions	17,364,398

TRANSFERS INTO PLAN	1,963,556

TRANSFERS OUT OF PLAN	(1,524)

NET DECREASE	(22,827,283)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	201,776,929
END OF THE YEAR	$178,949,646

The accompanying notes are an integral part of these financial statements.

Rollins 401(k) Plan

Notes to Financial Statements

As of December 31, 2008 and 2007

1.      DESCRIPTION OF PLAN

The following brief description of the Rollins 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan, as amended and restated, is a defined contribution plan.  During 2008, all employees of Rollins, Inc. (the “Company”), except those who are members of a collective bargaining unit, PCO Services, Inc. (the Company’s Canadian subsidiary), and Western Industries North, Inc. and Western Industries South, Inc. employees, are eligible to participate in the Plan on the first day of the quarter on or following the completion of three months of service for fulltime employees and following one year of service and 1,000 hours for non-fulltime employees, as defined. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective April 1, 2007, the Plan was amended to grant the Plan administrator discretion to provide for transfers to and from defined contribution plans maintained by related companies.  This provision is intended primarily to facilitate periodic transfers to and from the Western Industries Retirement Savings Plan (“Western Plan”), without requiring participant elections, but may also apply to other 401(k) plans acquired in other acquisitions.

Effective January 1, 2009, the Plan was amended to designate the Plan investment fund invested primarily in Rollins, Inc. common stock as an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code (the “Code”).  Effective January 1, 2009, the Administrative Committee may allow participants to elect to receive dividends on Rollins, Inc. common stock or to have such dividends paid to the Plan and reinvested in Rollins, Inc. common stock.  Also effective January 1, 2009, participants may exercise voting, tendering and similar rights with respect to shares of Rollins, Inc. common stock held in their accounts under the Plan.

Rollins 401(k) Plan

Notes to Financial Statements

As of December 31, 2008 and 2007

Contributions and Investment Options

Eligible employees are automatically enrolled in the Plan, and pre-tax contributions are withheld at 3% of eligible compensation, unless the employee elects differently.  Participants may contribute from 1% to 75% of their compensation to the Plan via payroll deductions, except for highly compensated employees who may contribute from 1% to 7% of their compensation.  Contributions by participants are not to exceed the annual maximum limitations of the Code, which for 2008 was $15,500.  Participants age 50 or older may also make additional “catch-up” contributions limited to $5,000 in 2008.  All participant contributions are fully vested and non-forfeitable.  Effective October 1, 2008, the default investment fund will be selected by the Administrator.  The Administrator has elected to change the default investment fund to GoalMaker (an asset allocation model based on the participants expected retirement date) beginning with new enrollees on April 1, 2009.  Contributions already being defaulted into the Dodge & Cox Fund will be defaulted into the Oakmark Equity and Income Fund.

Effective January 1, 2008, the Company may establish different eligibility requirements and enrollment procedures with respect to employees who are employed as a result of a corporate transaction.

During 2008, special enrollment rules applied to employees who previously participated in the Centex 401(k) Plan (Centex Plan), immediately prior to becoming participants in the Plan.  If such employees were making salary deferrals to the Centex Plan immediately prior to becoming eligible for the Plan, their deferral election under the Centex Plan carried over and was treated as made under the Plan, unless they elected otherwise.  Employees, who were not making salary deferrals under the Centex Plan, were automatically enrolled unless they opted out prior to their Plan entry date.

The Company provides a matching contribution to participants equal to 50 cents for every dollar a participant contributes that does not exceed 6% of their annual compensation.  The Company matching contributions are made at the end of each calendar quarter.  In order to receive the Company match, the participant must be actively employed on the last day of the calendar quarter.  To receive the true-up contribution, the participant must be employed on December 31st.  For the year ended December 31, 2008, the Company matched approximately $6.1 million in contributions.

Rollins 401(k) Plan

Notes to Financial Statements

As of December 31, 2008 and 2007

Participants may direct the matching contributions to be invested in any fund.  Rollins, Inc. common stock will be the default investment fund for matching contributions.  Effective October 1, 2008, the default investment fund will be selected by the Administrator.  The Administrator has elected to change the default investment fund to GoalMaker with respect to employees who become participants on or after April 1, 2009.

Effective January 1, 2006, for a long-service employee who participated in the Rollins, Inc. Retirement Income Plan, the Company may make an additional contribution (a “Pension Restoration Contribution”) into the Plan.  The Company will make these contributions for five years, with the first contribution made in January 2007 and the final contribution made in January 2011.  In order to be eligible for this benefit, an employee must meet several requirements, as described in the Plan document.  Highly Compensated Employees are not eligible for this benefit in the Plan.  Participants have the ability to diversify their investment options relating to the Pension Restoration Contribution.  The default fund for the Pension Restoration Contribution is the Dodge & Cox Balanced Fund.  Participants shall be 100% invested in the Pension Restoration Contributions at all times.  Effective October 1, 2008, the default investment fund will be selected by the Administrator.  The Administrator has elected to change the default investment fund to GoalMaker with respect to employees who become participants on or after April 1, 2009.  Contributions previously being defaulted into the Dodge & Cox Fund are now defaulted into the Oakmark Equity and Income Fund.

For the years ended December 31, 2008 and 2007, the Company made Pension Restoration Contributions of approximately $1.67 million and $1.82 million, respectively.  The 2008 Pension Restoration Contribution was remitted in February 2009.

Rollins 401(k) Plan

Notes to Financial Statements

As of December 31, 2008 and 2007

Participants vest in Company matching contributions based on the following schedule:

Vested Percentage
Years of service:
Less than two	0%
Two	20%
Three	40%
Four	60%
Five	80%
Six or more	100%

Forfeited nonvested accounts are used to reduce employer contributions.  Total forfeitures used to reduce employer contributions were $314,092 in 2008.  Forfeited nonvested accounts were $119,702 at December 31, 2008 and $69,964 at December 31, 2007.

Participants direct the investment of their contributions and the Company’s contribution into various investment options offered by the Plan.  The Plan currently offers a synthetic guaranteed investment contract, twelve mutual funds, and the Company’s common stock as investment options for participants.  Participants may change their investment options on a daily basis.  The Plan’s default fund for participant contributions is the Dodge and Cox Balanced Fund.  Effective October 1, 2008, the default investment fund will be selected by the Administrator.  The Administrator has elected to change the default investment fund to GoalMaker with respect to employees who become participants on or after April 1, 2009.  Contributions previously being defaulted into the Dodge & Cox Fund are now defaulted into the Oakmark Equity and Income Fund.  Each participant’s account is credited with the participant’s contributions, rollovers, the Company’s contributions and earnings on the investments in their account and is charged with specific transaction fees.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Approximately 17% of the participants are no longer employees of the Company.

Rollins 401(k) Plan

Notes to Financial Statements

As of December 31, 2008 and 2007

All investment options are established by the Plan with guidelines as to the purpose of each option.  Each of the investment options has an investment adviser responsible for the safekeeping and investment of the assets of the fund.

Participant Loans

The Plan provides for loans to participants up to the lesser of 50% of the individual participant’s vested account balance or $50,000.  Principal and interest are paid ratably through payroll deductions.  A participant’s loan payments of principal and interest are allocated to their account and invested according to their current investment elections.  Loan terms range from 1 to 5 years.  Participant loans are secured by the balance in the participant’s account and bear interest at a rate equal to prime plus 2%.  Interest rates are updated quarterly.  The update takes place on the last business day of the calendar quarter effective for loans made on or after the first business day of the subsequent quarter.

Payment of Benefits

Upon retirement, death, total and permanent disability, or termination for any reason, the participant or their beneficiary may receive the total value of their vested account in either a lump sum distribution, a roll over of assets into another qualified plan, or in systematic distributions.

A participant may also elect to withdraw all or a portion of his or her account at any time through hardship provisions as defined by the Code and subject to approval by the Company.  After a hardship withdrawal, a participant may not make any contributions into their account for a period of six months.

Effective April 1, 2007, participants who are active employees may withdraw all or a part of their accounts, including the company matching contributions, upon reaching age 70 1/2 or upon becoming disabled.

Effective January 1, 2008, the Plan provides that if an employee terminates employment and their vested account balance in the Plan is more than $1,000 but not more than $5,000, and they do not elect either to receive or roll over a single lump-sum payment, their account will be rolled over into an Individual Retirement Account (“IRA”).

Rollins 401(k) Plan

Notes to Financial Statements

As of December 31, 2008 and 2007

Effective January 1, 2009, the Administrative Committee may allow participants to elect to have dividends paid on Rollins, Inc. common stock distributed in cash or paid to the Plan and reinvested in Rollins, Inc. common stock.

Participant Transaction Charges

All loan fees and investment transaction fees are paid by participants in the Plan.  Loan fees are charged directly to the participant requesting the loan, and transaction fees are netted with appreciation/depreciation in fair value in each participant’s account.  The Plan Sponsor paid all other administrative expenses of the Plan during 2008.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates that affect the amounts reported in the accompanying financial statements and accompanying notes.  Actual results could differ from those estimates.

Rollins 401(k) Plan

Notes to Financial Statements

As of December 31, 2008 and 2007

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Investments in mutual funds and common stock are stated at the quoted market prices on the last business day of the Plan year.  The participant loans are valued at their outstanding balances, which approximate fair value.  The fair value of the synthetic guaranteed investment contract (GIC) is based on the market value of the underlying collateral portfolio.  Securities transactions are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting on Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Master Trust

The Rollins, Inc. Master Trust (“Master Trust”) was established on January 1, 2007 to hold the synthetic GIC of plans sponsored by the Company and Western Industries North, Inc.  The synthetic GIC, and the income there from, was allocated to participating plans based on each plan’s participation in the synthetic GIC within the Master Trust.  The Master Trust was terminated September 30, 2008.

Rollins 401(k) Plan

Notes to Financial Statements

As of December 31, 2008 and 2007

Synthetic GIC

The synthetic GIC is considered to be fully benefit-responsive.  The synthetic GIC is a wrap contract paired with underlying investments which are owned by the Plan.  The underlying investments consist of high-quality, intermediate fixed income securities.  Because the synthetic GIC is fully-benefit responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GIC.  The contract value represents contributions made under the contract, plus earnings, and less participant withdrawals.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.  The wrapper contract relating to the synthetic GIC was purchased through Prudential Bank & Trust , FSB, and has a fair value of $0 at December 31, 2008 and 2007, based on the expected replacement cost of the contract.  The crediting interest rate on the synthetic GIC is determined using an explicit formula specified in the interest schedule within the synthetic GIC contract.  The rate is reset every six months.  The average yields on the synthetic GIC based on actual earnings and interest rate credited to participants for the year ended December 31, 2008 and December 31, 2007 are as follows:

	December 31, 2008	December 31, 2007
Based on actual earnings	4.4%	4.9%
Based on interest rate credited to participants	4.3%	4.9%

The contracts are general obligations of the issuer and are subject to credit risk based on the ability of the insurance companies to meet interest or principal payments or both as they become due.

Benefit Payments

Benefit payments are recorded when paid.

Rollins 401(k) Plan

Notes to Financial Statements

As of December 31, 2008 and 2007

3. MASTER TRUST

The Plan participated in the Master Trust with the Western Plan through September 30, 2008.  The value of the units in the Master Trust is adjusted daily to reflect the fair value of the synthetic GIC owned by the Master Trust.  The Master Trust units may be redeemed by the Plan for an amount equal to their contract value.  The fair value of the Plan’s interest in the Master Trust is based on the beginning of the year value of the Plan’s interest in the Master Trust plus actual contributions, allocated investment income, less distributions and any allocated administrative expenses.

The Plan’s interest in the assets of the Master Trust is included in the accompanying statement of net assets available for benefits at December 31, 2007.  A summary of the net assets of the Master Trust at December 31, 2007 is as follows:.

Investments, at fair value :
Synthetic GIC	$54,496,213
Total investments at fair value	54,496,213

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(227,534)

Net assets of Master Trust available for benefits	$54,268,679

Master Trust income for the period January 1, 2008 through September 30, 2008 is as follows:

Net Appreciation of synthetic GIC	$2,110,067

The Plan’s assets in the Master Trust as a percentage of the net assets of the Master Trust was 64% at December 31, 2007.

Rollins 401(k) Plan

Notes to Financial Statements

As of December 31, 2008 and 2007

4. INVESTMENTS

Investments at December 31, 2008 and 2007 that represent 5% or more of the Plan’s net assets are as follows:

	2008	2007
Mutual Funds:
Vanguard Windsor II Admiral Fund	$10,049,611	$16,061,258
Growth Fund of America	18,113,297	30,123,983
Dodge & Cox Balanced Fund	13,124,347	17,146,510
PIMCO Total Return Instit	9,190,791	7,438,272
Capital World Growth Fund	*	10,416,210
Common Stock:
Rollins, Inc. common stock	58,135,178	60,671,241
Investments in Guaranteed Investment Contract:
Prudential Guaranteed Fund-Rollins, Inc.	44,894,354	34,896,585

* Investment is less than 5% of the Plan’s net assets.

5. FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (“SFAS 157”) establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three levels.  The fair value hierarchy gives the highest priority to quoted market prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  Level 2 inputs are inputs from quoted market prices in active markets for similar assets and liabilities, which are observable for the asset or liability, either directly or indirectly.  The Plan uses Level 1 inputs when available as Level 1 inputs generally provide the most reliable evidence of fair value.

Certain investments are reported at fair value on a recurring basis in the statements of net assets available for benefits.  The following methods and assumptions were used to estimate the fair values.

Rollins 401(k) Plan

Notes to Financial Statements

As of December 31, 2008 and 2007

Mutual funds and common stock — These investments consist of various publicly-traded money market funds, mutual funds and common stock.  The fair values are based on quoted market prices for the identical securities.

Synthetic GIC —The synthetic GIC is a wrap contract paired with underlying investments which are owned by the Plan.  The underlying investments consist of high-quality, intermediate fixed income securities.  The trust’s crediting interest rate on the synthetic GIC is determined using an explicit formula specified in the interest schedule within the synthetic GIC contract and is categorized in level 2 of the fair value hierarchy table.  During 2007 and parts of 2008, the value of the units in the master trust were adjusted daily to reflect the fair value of the synthetic GIC owned by the Master Trust.

Fair value information for investments that are measured at fair value on a recurring basis is as follows at December 31, 2008:

	Fair Value Measurements Using
	Quoted Prices	Significant Other	Significant
	in Active	Observable	Unobservable	Fair
	Markets	Inputs	Inputs	Value
	(Level 1)	(Level 2)	(Level 3)	Measurement
Mutual funds	$67,130,344	$—	$—	$67,130,344
Rollins, Inc. common stock	58,135,178	—	—	58,135,178
Synthetic GIC	—	44,894,354	—	44,894,354
Total investments, at fair value	$125,265,522	$44,894,354	$—	$170,159,876

Rollins 401(k) Plan

Notes to Financial Statements

As of December 31, 2008 and 2007

6. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 15, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”) and, therefore, the related trust is exempt from taxation.  Subsequent to this issuance of the determination letter, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

7. TRANSACTIONS WITH PARTIES-IN-INTEREST

At December 31, 2008 and 2007 the Plan held approximately 3.2 million units of Rollins, Inc. common stock.  The fair value of the Plan’s investment in Rollins, Inc. common stock at December 31, 2008 and 2007 was approximately $58.1 million and $60.7 million, respectively.  During 2008, the Plan received approximately $810,000 in dividends on Rollins, Inc. common stock which was used to purchase additional shares of common stock.

At December 31, 2008, the Plan investments include a synthetic GIC that is managed directly by Prudential Retirement Insurance and Annuity Company (“Prudential”).  Prudential is the custodian as defined by the Plan; therefore, this transaction qualifies as a party-in-interest transaction.

Rollins 401(k) Plan

Notes to Financial Statements

As of December 31, 2008 and 2007

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007:

2007
Net assets available for benefits at contract value per the financial statements	$201,776,929
Adjustment from contract value to fair value relating to fully benefit- responsive investment contracts	145,622
Net assets available at fair value per the Form 5500	$201,922,551

The following is a reconciliation of total additions to the Plan per the financial statements to the Form 5500 for the year ended December 31, 2008:

2008
Total additions per the financial statements	$(7,424,917)
Less: prior year adjustment from contract value to fair value for fully benefit-responsive synthetic GIC within the Master Trust	(145,622)
Total additions per the Form 5500	$(7,570,539)

Supplemental Schedule

ROLLINS 401(k) PLAN

FORM 5500 SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 2008

	(b)
	Identity of Issue,	(c)
	Borrower,	Description of	(e)
(a)	Lessor, or Similar Party	Investment	Current Value

		Mutual Funds:
	Pimco Institutional Funds	Pimco Total Return Institutional Fund	$9,190,791

	Alger Funds	Alger Mid Cap Growth Institutional I Fund	680,650

	Victory Funds	Victory Diversified Stock A Fund	307,473

	Vanguard Funds	Vanguard Windsor II Adm Fund	10,049,611

	Vanguard Funds	Vanguard 500 Index Fund	618,314

	T. Rowe Price Funds	T Rowe Price New Horizons Fund	1,796,271

	American Funds	Growth Fund of America R4 Fund	18,113,297

	Goldman Sachs Funds	Goldman Sachs Mid Cap Value A Fund	3,366,432

	DWS Funds	DWS Small Cap Value A Fund	356,847

	Dodge and Cox Funds	Dodge & Cox Balanced Fund	13,124,347

	American Funds	Capital World Growth R4 Fund	5,768,083

	American Funds	American Europacific Growth R4 Fund	3,758,228

*	Rollins, Inc.	Common Stock	58,135,178

*	Prudential	Prudential Guaranteed Funds, Rollins, Inc.	44,282,958

*	Participant Loans	Interest rates ranging from 5.0% to 10.25%	6,082,179

			$175,630,659

*	Indicates a party-in-interest to the Plan.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROLLINS 401(k) Plan

(Registrant)

Date: June 25, 2009	By:	/s/ MW Knottek
MW Knottek
Chairman, Rollins, Inc. Administrative Committee

INDEX OF EXHIBITS

Exhibit Number

(23.1)	Consent of Windham Brannon, P.C., Independent Registered Public Accounting Firm.